Exhibit 8.1

SUBSIDIARIES OF AMARIN CORPORATION PLC

Subsidiary Name	Country of Incorporation

Amarin Neuroscience Limited	Scotland
Amarin Pharmaceuticals Company Limited	England and Wales
Amarin Pharmaceuticals Ireland Limited	Ireland
Amarin Finance Limited	Bermuda